Exhibit 99.1

NEOGENOMICS, INC.

PRESS RELEASE

FOR IMMEDIATE RELEASE

NeoGenomics Reports Revenue of $25.1 Million and Record Adjusted EBITDA of $2.8 Million Driven by a 25% Increase in Test Volume in the Third Quarter of 2015

Company reduces Cost per Test by 13% and improves Profitability despite reimbursement reductions

Ft. Myers, Florida – October 29, 2015 - NeoGenomics, Inc. (NASDAQ: NEO), a leading provider of cancer-focused genetic testing services, today reported its results for the third quarter of 2015.

Third Quarter 2015 Highlights:

•	25% growth in base(1) test volume
•	8% growth in consolidated revenue despite $1.9 million reduction in FISH reimbursement
•	12.5% reduction in Avg. Cost per Test in base(1) business
•	Adjusted EBITDA(2) increase to a record high $2.8 million and EPS of ($.00) per share

Consolidated Revenue for the third quarter was $25.1 million, an increase of 8% over last year. Test volume in the base(1) business grew by 25% driven by growth in all major product lines and geographic regions.  Average revenue per test decreased by 11.6%, primarily due to significant decreases in reimbursement for Fluorescence in-situ Hybridization (“FISH”) testing, the Company’s largest revenue-generating test, as a result of changes in the FISH reimbursement structure that were introduced in 2015.

Consolidated gross margin for the quarter increased slightly compared with last year’s third quarter to 44.5% despite the sharp reduction in average revenue per test.  The gross margin improvement resulted from a 12.5% reduction in average cost-of-goods-sold per test (“Cost per Test”) in the base business.

Consolidated selling, general and administrative expenses (“SG&A”) increased by just 7% from the third quarter of last year even with the significant increase in tests performed.  More than half of the increase in SG&A resulted from additional non-cash, stock-based compensation expense caused in part by an increase in the price of NeoGenomics common stock during the third quarter.

Third quarter net loss was ($125,000), or ($0.00) per share, versus net loss of ($291,000), or ($0.01) per share, in Quarter 3 of last year.  Consolidated Adjusted EBITDA(2) for the quarter was $2.8 million, an increase of 7% versus last year, and was a record high, despite the $1.7 million impact to EBITDA caused by the FISH reimbursement reductions.

Douglas M. VanOort, the Company’s Chairman and CEO, commented, “The underlying key dynamics and trends in our business continue to be very strong.  Growth in test volumes in our base business was over 25%.  Excluding the effects of insourcing by our largest client, volume growth was 30%.  We continue to gain market share and expand our existing client relationships with our broad test menu and strong service levels.”

Mr. VanOort continued, “We are very proud of our laboratory operations teams.  During Quarter 3, we reduced Cost per Test in our base business by a significant 12.5% from last year.  These improvements were not the result of staffing reductions, but rather were driven by a 16% improvement in Lab Productivity(3) as a result of strong quality improvement programs.  These improvements allowed us to fully offset the 11.6% decrease in reimbursement and modestly expand gross margin compared with last year.”

Mr. VanOort concluded, “We are most excited about the pending acquisition of the Clarient business from GE HealthCare that we announced last week.  We estimate that this acquisition will more than double the Company’s net revenue in 2016 and expect it will yield substantial benefits for customers, employees and shareholders.  Pending approval by our shareholders and regulatory authorities, we expect to close the transaction near the end of 2015.  Indeed, this is a very exciting time for NeoGenomics and we are working hard to achieve our vision of becoming America’s premier cancer testing laboratory.”

Full-Year 2015 Financial Outlook:

The Company expects full year 2015 revenue to be near the lower end of previous full-year revenue guidance of $100 - $103 million.  The current revenue forecast results from lower than expected 2015 FISH reimbursement and lower revenue gains from PathLogic than anticipated.  The Company also expects to recognize certain one-time expenses related to the pending Clarient acquisition in the fourth quarter of 2015.

The Company reserves the right to adjust this guidance at any time based on the ongoing execution of its business plan.  Current and prospective investors are encouraged to perform their own due diligence before buying or selling any of the Company’s securities, and are reminded that the foregoing estimates should not be construed as a guarantee of future performance.

_____________________

(1)  PathLogic was acquired by NeoGenomics in Quarter 3, 2014.  To facilitate year-over-year comparisons, base NeoGenomics figures exclude the impact from the consolidation of PathLogic.

(2)  Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, amortization, and non-cash stock-based compensation expenses.  See table for a reconciliation to net income.

(3)  Lab productivity is defined as the average number of laboratory tests performed by laboratory full-time equivalent (FTE) personnel per month.

Conference Call

The Company has scheduled a web-cast and conference call to discuss its Q3 2015 results at 11:00 AM EDT today.  Interested investors should dial (877) 407-0782 (domestic) and (201) 689-8567 (international) at least five minutes prior to the call and ask for Conference ID Number 13622635.  A replay of the conference call will be available until 11:59 PM on November 12, 2015 and can be accessed by dialing (877) 660-6853 (domestic) and (201) 612-7415 (international).  The playback conference ID Number is 13622635.  The web-cast may be accessed under the Investor Relations section of the

Company’s website at www.neogenomics.com or

http://www.investorcalendar.com/IC/CEPage.asp?ID=174430.  An archive of the web-cast will be available until 11:59 PM on January 29, 2016.

About NeoGenomics, Inc.

NeoGenomics, Inc. is a high-complexity CLIA–certified clinical laboratory that specializes in cancer genetics diagnostic testing, the fastest growing segment of the laboratory industry.  The Company’s testing services include cytogenetics, fluorescence in-situ hybridization (FISH), flow cytometry, immunohistochemistry, anatomic pathology and molecular genetic testing.

Headquartered in Fort Myers, FL, NeoGenomics has laboratories in Nashville, TN, Irvine, Fresno and West Sacramento CA, and Tampa and Fort Myers, FL.  NeoGenomics services the needs of pathologists, oncologists, other clinicians and hospitals throughout the United States. For additional information about NeoGenomics, visit http://www.neogenomics.com.

Forward Looking Statements

Certain information contained in this press release constitutes forward-looking statements for purposes of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995, including the information set forth in the fifth, seventh and eighth paragraphs under “Third Quarter 2015 Highlights” and in the first paragraph under “Full-Year 2015 Financial Outlook.”  These forward looking statements involve a number of risks and uncertainties that could cause actual future results to differ materially from those anticipated in the forward looking statements as the result of the Company’s ability to continue gaining new customers, offer new types of tests, close and integrate its acquisition of the Clarient business, and otherwise implement its business plan, as well as additional factors discussed under the heading “Risk Factors” and elsewhere in the Company’s Annual Report on Form 10-K filed with the SEC on March 3, 2015 and its subsequently filed Quarterly Reports on Form 10-Q.  As a result, this press release should be read in conjunction with the Company's periodic filings with the SEC.  In addition, it is the Company’s practice to make information about the Company available by posting copies of its Company Overview Presentation from time to time on the Investor Relations section of its website at http://www.ir.neogenomics.com/.

Forward-looking statements represent the Company’s estimates only as of the date such statements are made (unless another date is indicated) and should not be relied upon as representing the Company’s estimates as of any subsequent date.  While the Company may elect to update forward-looking statements at some point in the future, it specifically disclaims any obligation to do so, even if its estimates change.

Additional Information Regarding Proxy Solicitation

The Company will solicit the required approval of its stockholders with respect to its proposed acquisition of the Clarient business by means of a proxy statement, which will be mailed to stockholders upon completion of the required SEC filing and review process.  The proxy statement will contain information about the Company, Clarient, the proposed transaction and related matters. The Company’s stockholders are urged to read the proxy statement carefully when it is available, as it will contain important information that stockholders should consider before making a decision about the transaction.  In addition to receiving the proxy statement from the Company in the mail, stockholders will also be able to obtain the proxy statement, as well as other filings containing information about the Company, without charge, at the SEC’s web site, www.sec.gov, or from the Company at its website, www.neogenomics.com, or by mailing NeoGenomics, Inc., 12701 Commonwealth Drive, Suite 9, Fort Myers, Florida 33913 Attention: Fred Weidig, Corporate Secretary.

Participants in Solicitation

The Company and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the Company’s stockholders with respect to the proposed acquisition of the Clarient business.  Information regarding any interests that the Company’s executive officers and directors may have in the transaction will be set forth in the proxy statement.

For further information, please contact:

NeoGenomics, Inc.Hawk Associates, Inc.

Steven C. JonesMs. Julie Marshall

Director of Investor Relations(305) 451-1888

(239) 325-2001neogenomics@hawkassociates.com

sjones@neogenomics.com

NeoGenomics, Inc.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited, in thousands)

ASSETS	September 30, 2015	December 31, 2014

Cash, cash equivalents	$33,966	$33,689

Accounts Receivable (net of allowance for doubtful accounts of $4,479 and $4,180, respectively)	21,556	20,475

Other Current Assets	5,335	4,578

TOTAL CURRENT ASSETS	60,857	58,742

PROPERTY AND EQUIPMENT (net of accumulated depreciation of $24,791 and $19,822, respectively)	15,898	15,082

INTANGIBLE ASSETS (net of accumulated amortization of $983 and $700, respectively)	3,928	4,212
GOODWILL	2,929	2,929
OTHER ASSETS	129	141

TOTAL	$83,741	$81,106

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES	$15,328	$14,623

LONG TERM LIABILITIES	6,564	6,078

TOTAL LIABILITIES	21,892	20,701

STOCKHOLDERS’ EQUITY	61,849	60,405

TOTAL	$83,741	$81,106

NeoGenomics, Inc.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

(unaudited)

	For the Three-Months Ended September 30,		For the Nine-Months Ended September 30,
	2015	2014	2015	2014

NET REVENUE	$25,126	$23,217	$72,523	$62,070
COST OF REVENUE	13,955	12,923	40,995	32,826
GROSS PROFIT	11,171	10,294	31,528	29,244
OPERATING EXPENSES
General and administrative	7,438	6,370	21,036	17,295
Research and development	871	1,014	2,342	2,275
Sales and marketing	2,748	2,983	8,569	8,775
Total operating expenses	11,057	10,367	31,947	28,345

INCOME (LOSS) FROM OPERATIONS	114	(73)	(419)	899

INTEREST AND OTHER INCOME (EXPENSE) - NET	(239)	(218)	(623)	(736)

INCOME (LOSS) BEFORE TAXES	(125)	(291)	(1,042)	163

INCOME TAXES	-	-	20	78

NET INCOME (LOSS)	$(125)	$(291)	$(1,062)	$85

NET INOME (LOSS) PER SHARE - Basic	$(0.00)	$(0.01)	$(0.02)	$0.00
- Diluted	$(0.00)	$(0.01)	$(0.02)	$0.00

WEIGHTED AVG NUMBER OF SHARES OUTSTANDING - Basic	60,537	54,444	60,414	51,272
- Diluted	60,537	54,444	60,414	53,926

NeoGenomics, Inc.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited, in thousands)

	For the Nine Months Ended September 30, 2015	For the Nine Months Ended September 30, 2014

NET CASH PROVIDED BY OPERATING ACTIVITIES	$4,272	$8,464

NET CASH USED IN INVESTING ACTIVITIES (a)	(1,682)	(8,548)

NET CASH USED INFINANCING ACTIVITIES	(2,313)	29,616

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	277	29,532

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	33,689	4,834

CASH AND CASH EQUIVALENTS, END OF PERIOD	$33,966	$34,366

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Interest paid	$672	$770
Income taxes paid	$20	$170

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

Equipment leased under capital lease and equipment loans	$4,377	$4,824

(a)    September 30, 2014 cash flow includes $5.8 million spent to acquire PathLogic.

NeoGenomics, Inc.

RECONCILIATION OF GAAP NET INCOME TO NON-GAAP EBITDA AND ADJUSTED EBITDA

(Unaudited, in thousands)

	For the Three-Months Ended September 30,		For the Nine-Months Ended September 30,
	2015	2014	2015	2014

Net income (loss) (Per GAAP)	$(125)	$(291)	$(1,062)	$85

Adjustments to Net Income:
Interest expense (income), net	239	272	623	793
Amortization of intangibles	93	89	283	200
Income tax expense	-	-	20	78
Depreciation	1,722	1,538	4,971	3,938
EBITDA	1,929	1,608	4,835	5,094

Further Adjustments to EBITDA:
Non-cash stock-based compensation	887	457	1,907	738
Acquisition related transaction expenses		473		473
Cost of terminating credit facility		98		98
Adjusted EBITDA (non-GAAP)	$2,816	$2,636	$6,742	$6,403

Non – GAAP Adjusted EBITDA Definition

“Adjusted EBITDA” is defined by NeoGenomics as net income from continuing operations before (i) interest expense, (ii) tax expense, (iii) depreciation and amortization expense, (iv) non-cash stock-based compensation and warrant amortization expense and (v) other extraordinary or non-recurring charges.  NeoGenomics believes that Adjusted EBITDA provides a more consistent measurement of operating performance and trends across reporting periods by excluding these cash and non-cash items of expense not directly related to ongoing operations from income.  Adjusted EBITDA also assists investors in performing analysis that is consistent with financial models developed by research analysts.

Adjusted EBITDA as defined by NeoGenomics is not a measurement under GAAP and may differ from non-GAAP measures used by other companies.  There are limitations inherent in non-GAAP financial measures such as Adjusted EBITDA because they exclude a variety of charges and credits that are required to be included in a GAAP presentation, and do not therefore present the full measure of NeoGenomics recorded costs against its net revenue.  Accordingly, investors should consider non-GAAP results together with GAAP results in analyzing NeoGenomics financial performance.

NeoGenomics, Inc.

Supplemental Information on Customer Requisitions Received and Tests Performed

(Unaudited, in thousands, except test and requisition data)

NeoGenomics, Inc., excluding Path Logic ("Base Business”)	For the Three-Months Ended September 30, 2015	For the Three-Months Ended September 30, 2014	% Inc (Dec)	For the Nine-Months Ended September 30, 2015	For the Nine-Months Ended September 30, 2014	% Inc (Dec)

Requisitions Rec’d (cases)	35,427	28,493	24.3%	101,542	82,551	23.0%
Number of Tests Performed	56,380	44,975	25.4%	160,999	129,184	24.6%
Avg. # of Tests / Requisition	1.59	1.58	0.6%	1.59	1.56	1.9%

Total Testing Revenue	$ 23,097	$ 20,835	10.9%	$ 66,214	$59,688	10.9%
Avg. Revenue/Requisition	$ 652	$ 731	(10.8)%	$ 652	$ 723	(9.8)%
Avg. Revenue/Test	$ 410	$ 463	(11.4)%	$ 411	$ 462	(11.0)%

Total Cost of Revenue	$ 12,257	$ 11,172	9.7%	$ 35,798	$ 31,075	15.2%
Avg. Cost/Requisition	$ 346	$ 392	(11.7)%	$ 353	$ 376	(6.1)%
Avg. Cost/Test	$ 217	$ 248	(12.5)%	$ 222	$ 241	(7.9)%

Path Logic	For the Three-Months Ended September 30, 2015			For the Nine-Months Ended September 30, 2015
Requisitions Rec’d (cases)	15,713			49,413

Total Testing Revenue	$ 2,029			$ 6,309
Avg. Revenue/Requisition	$ 129			$ 128

Total Cost of Revenue	$ 1,697			$ 5,197
Avg. Cost/Requisition	$ 108			$ 105